UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 15, 2023

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2022

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

15 February 2023

NEWS RELEASE

ANGLOGOLD ASHANTI TRADING STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2022

AngloGold Ashanti will release results for the year ended 31 December 2022 (the “Period”) on the Johannesburg Stock Exchange News Service on 22 February 2023.

With reference to the Listings Requirements of the JSE Limited, issuers are required to publish a trading statement as soon as they become reasonably certain that the financial results for the period to be reported on next will differ by at least 20% from those of the previous corresponding reporting period (“comparative period”).

Operational Performance

AngloGold Ashanti delivered on its key strategic objectives during 2022, achieving improvements in production, cash flow and safety performance.

AngloGold Ashanti achieved guidance for production, capital expenditure and all-in sustaining costs in the 12 months through 31 December 2022. Production for 2022 is expected to be 2.742Moz, compared to 2.472Moz in 2021, ending 2022 in the top half of the guidance range. In addition, the Obuasi gold mine in Ghana is expected to achieve its production guidance for 2022 of 250,000oz.

Total cash costs in 2022 are expected to be less than 1% above the annual guidance range despite significant volatility in the macro environment impacting input pricing and inflation across our industry.

The operational improvements followed solid performances across the portfolio, underpinned by an improving grade profile amidst the ongoing reinvestment programme, and with Obuasi continuing its planned ramp-up.

Expected Headline Earnings and Basic Earnings

Shareholders are advised that AngloGold Ashanti has reasonable certainty that headline earnings for the Period are expected to be between $530 million and $560 million, with headline earnings per share (“HEPS”) of between 126 US cents and 133 US cents, a decrease of between 8% to 13% from the comparative period. Headline earnings and HEPS for the comparative period in 2021 were $612 million and 146 US cents, respectively.

Basic earnings for the Period are expected to be between $280 million and $315 million, resulting in total basic earnings per share (“EPS”) of between 67 US cents and 75 US cents, a decrease of between 49% to 55% from the comparative period. The basic earnings and EPS for the comparative period were $622 million and 148 US cents, respectively.

The expected decrease in basic earnings for the Period compared to the comparative period is due mainly to non-cash impairments recognised at our Brazilian operations, relating to Córrego do Sítio ($151 million net of tax, or 36 US cents) as previously reported, Serra Grande ($38 million net of tax, or 9 US cents) and Cuiabá ($57 million net of tax, or 14 US cents), cumulatively affecting basic earnings unfavourably by $246 million net of tax, or 59 US cents.

AngloGold Ashanti Brazil Tailings Update

Tailings-related regulations introduced in Brazil in 2022, required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of tailings storage facilities (“TSFs”). The regulations required this new risk assessment be conducted with oversight from an independent expert.

One of the findings of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the standard applied in Canada, which is currently considered best practice.

AngloGold Ashanti will proceed with this buttressing programme and has therefore suspended filtered tailings deposition on the facility, which services the Cuiabá Mine Complex.

It is important to note that the operational and structural integrity of the Calcinados TSF remains safe and stable, per the conclusions of recent assurance assessments by independent tailings experts and the company’s own TSF team. The facility’s factors of safety - in both a drained and undrained state - are fully compliant with relevant Brazilian operating regulations.

Information on the timeline for the completion of this buttressing programme is expected to be provided after engineering and geotechnical work has been completed by independent tailings experts.

Processing of gold concentrate at the Queiroz plant, which also services the Cuiabá Mine Complex, will also be suspended until this buttressing programme has been completed. In the meantime, mining of ore is continuing at the Cuiabá Mine Complex. During this period, the Company expects that both sites will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold in concentrate at an average of approximately 10,000oz per month, with options being assessed to sell gold concentrate until the Queiroz plant resumes operation.

For the twelve-month period ended 30 September 2022, the Cuiabá Mine Complex produced 257,00oz at an all-in sustaining cost of $1,439/oz.

The financial information on which this trading statement is based has not been reviewed and reported on by AngloGold Ashanti’s external auditors.

Johannesburg
15 February 2023

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
Chipo Mrara: +27 11 637 6012 / +27 60 571 0797             camrara@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2021 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: February 15, 2023

By:    /s/ L MARWICK
Name:    L Marwick
Title:    EVP: General Counsel & Compliance